Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended September 30, 2013	Fiscal Year Ended March 31,
		2013	2012	2011	2010	2009
	(dollars in thousands)
Pretax income (loss) from continuing operations	$(71,980)	$51,067	$54,158	$32,849	$74,192	$109,332
Distributed income of equity investees	843	998	1,480	—	430	—
Fixed charges	64,409	121,770	113,852	107,975	118,602	102,545

Earnings	$(6,728)	$173,835	$169,490	$140,824	$193,224	$211,877

Interest	59,208	111,064	103,500	98,561	109,410	97,854
Amortization of charges and other	5,201	10,706	10,352	9,414	9,193	4,691

Fixed Charges	$64,409	$121,770	$113,852	$107,975	$118,603	$102,545

Ratio of Earnings to Fixed Charges	N/A	1.43x	1.49x	1.30x	1.63x	2.07x

Coverage Deficiency	$71,137	N/A	N/A	N/A	N/A	N/A